ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Investors Trust

On September 13, 2011, the Board of Trustees amended the Fund’s investment policy relating to investments in U.S. dollar-denominated foreign securities.  Under the revised policy, the Fund is permitted to invest up to 30% of its total assets in securities that are denominated in foreign currencies.

In addition, the Board adopted an investment policy to permit the Fund to use forward foreign currency contracts to hedge the currency risk of these foreign currency denominated securities.

The new policy provides the following:

Forward foreign currency contracts.  The Fund may enter into forward foreign currency contracts involving currencies of the different countries in which it will invest as a hedge against possible variations in the foreign exchange rate between these currencies, or as a substitute for the purchase or sale of currency for hedging purposes. The foreign currency transactions of the Fund may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currencies prevailing in the foreign exchange market. Forward foreign currency contracts are contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivables for payables of the Fund accruing in connection with the purchase and sale of its portfolio securities denominated in foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in such foreign currencies. The Fund will not attempt to hedge all of its foreign portfolio positions and will enter into such transactions only to the extent, if any, deemed appropriate by the adviser or the subadviser.

Risks Related to Investments in Foreign Currencies and Forward Foreign Currency Contracts: The Fund’s investment in foreign securities that are payable in foreign currencies and forward foreign currency contracts will subject the Fund to currency risk. Currency risk is the risk that fluctuations in exchange rates may adversely affect the U.S. dollar value of the Fund’s investments. Currency risk includes both the risk that currencies in which the Fund’s investment are traded, or currencies in which the Fund has taken an active investment position, will decline in value relative to the U.S. dollar and, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly for a number of reasons, including the forces of supply and demand in the foreign exchange markets, actual or perceived changes in interest rates, and intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments in the U.S. or abroad.